UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aspen Exploration Corporation

(Name of Issuer)

Common stock, par value $0.005 per share

(Title of Class of Securities)

045295300

(CUSIP Number)

Timothy M. Marquez

Venoco, Inc.

370 17th Street, Suite 3900

Denver, Colorado 80202

(303) 626-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

John A. Elofson

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

February 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045295300

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Venoco, Inc. 77-0323555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,651,473 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,651,473

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,651,473

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7% (2)

14	Type of Reporting Person (See Instructions) CO

(1)          Represents shares of common stock owned by R. V. Bailey (1,273,776 shares), Mieko Nakamura Bailey (16,320 shares), Douglas Imperato (3,000 shares) and Robert A. Cohan (358,377 shares) that are subject to Voting Agreements entered into by each of the foregoing persons and Venoco, Inc. as of February 19, 2009.

(2)          This calculation is based on the information provided in the Form 10-Q filed by Aspen Exploration Corporation on February 17, 2009, which reported 7,259,622 shares of common stock issued and outstanding as of such date.

CUSIP No. 045295300

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is common stock, $0.005 par value per share (the “Common Stock”), of Aspen Exploration Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2050 South Oneida Street, Suite 208, Denver, Colorado 80226.

Item 2.	Identity and Background

This statement on Schedule 13D is filed by Venoco, Inc., a Delaware corporation (“Venoco” or the “Reporting Person”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.  Venoco’s principal office is located at 370 17th Street, Suite 3900, Denver, Colorado 80202.  Venoco is an independent energy company primarily engaged in the acquisition, exploration, exploitation and development of oil and natural gas properties.  The name, citizenship, business address, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Venoco are as set forth in Annex I hereto and incorporated herein by reference.

During the past five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person listed on Annex I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Venoco and the Issuer have entered into a Purchase and Sale Agreement (the “PSA”), effective February 19, 2009, which contemplates the sale of certain oil and gas properties located in Colusa, Glenn, Solano, Sutter, Tehama and Yolo Counties, California (the “Assets”) by the Issuer to Venoco.  Certain other persons who own interests in the Assets became parties to the PSA by executing joinder agreements contemporaneously with the execution of the PSA, and certain other persons who own interests in the Assets may subsequently become parties by executing joinder agreements (all such other persons, together with the Issuer, being referred to herein as “Sellers”).  The purchase price for the Assets if all Sellers participate in the transaction will be $25.0 million, subject to certain adjustments.  The closing of the transaction contemplated by the PSA (the “Asset Sale”) is subject to a number of conditions, including a requirement that the Asset Sale be approved by the Issuer’s stockholders.

As an inducement for Venoco to enter into the PSA, each of R. V. Bailey (Chairman and CEO of the Issuer), Kevan B. Hensman (CFO and a director of the Issuer), Mieko Nakamura Bailey, the spouse of Mr. Bailey, Douglas Imperato (a director of the Issuer), and Robert A. Cohan (the president and a director of the Issuer) (the foregoing persons being collectively referred to herein as the “Voting Group”) entered into a Voting Agreement with Venoco effective as of February 19, 2009 (each, a “Voting Agreement”).  Pursuant to the Voting Agreements, each member of the Voting Group has agreed to vote his or her shares of Common Stock, including shares of Common Stock acquired subsequent to the date of the Voting Agreement, in favor of the Asset Sale and against any alternative merger or other business combination transaction or other action that would impede or prevent the closing of the Asset Sale.  The Voting Agreements also grant Venoco a proxy over all shares of Common Stock owned by members of the Voting Group to vote in favor of the Asset Sale and against any alternative transaction.  Each Voting Agreement

CUSIP No. 045295300

further provides that the relevant member of the Voting Group will not sell or otherwise transfer any shares of Common Stock he or she owns.

Venoco expects to pay the purchase price under the PSA with cash on hand.

Item 4.	Purpose of Transaction

The purpose of entering into the Voting Agreements is to induce Venoco to enter into the PSA and to facilitate the completion of the Asset Sale.  The information set forth in Item 3 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The Voting Agreements may be deemed to give Venoco shared voting and dispositive power over, and therefore beneficial ownership of, the shares of Common Stock owned by members of the Voting Group.  As of February 19, 2009, each member of the Voting Group represented that he or she beneficially owned the following number of shares of Common Stock:

Voting Group Member	Number of Shares Beneficially Owned		Percent of Outstanding(1)
R. V. Bailey	1,273,776		17.5%
Robert A. Cohan	358,377		4.9%
Douglas Imperato	3,000		0.04%
Meiko Nakamura Bailey	16,320		0.2%
Kevin B. Hensman	0	(2)	0.0%
Total	1,651,473		22.7%

(1)          Based on 7,259,622 shares of Common Stock outstanding on February 17, 2009.

(2)          Mr. Hensman represented that he did not beneficially own any shares of Common Stock as of February 19, 2009.  His Voting Agreement will apply only to any shares of Common Stock he may acquire following such date.

No transactions in the Common Stock were effected by the Reporting Person, or to the Reporting Person’s knowledge, by any of the persons listed on Annex I, during the sixty days preceding the date of filing of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 is incorporated herein by reference.  Except as described herein, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person listed in Annex I has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1	Purchase and Sale Agreement, effective February 19, 2009, by and among Venoco, the Issuer and the persons listed on the annexes thereto.

CUSIP No. 045295300

Exhibit 99.2	Form of Voting Agreement, effective February 19, 2009, by and between Venoco and each member of the Voting Group.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2009
Date
/s/ Timothy Marquez
Signature
Timothy Marquez/Chairman and Chief Executive Officer
Name/Title

ANNEX I

Information Concerning Executive Officers and Directors of Venoco, Inc.

The current executive officers and directors of Venoco, Inc. (“Venoco”) are listed below. The address of Venoco’s principal office, and the business address of each person set forth below, is 370 17th Street, Suite 3900, Denver, Colorado 80202.  Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Venoco.

Executive Officers

Name	Present Position with Venoco	Citizenship

Timothy M. Marquez	Chairman and Chief Executive Officer	USA

William S. Schneider	President	USA

Timothy A. Ficker	Chief Financial Officer	USA

Terry L. Anderson	General Counsel and Secretary	USA

Douglas J. Griggs	Chief Accounting Officer	USA

Directors (other than Timothy Marquez)

Name	Principal Occupation or Employment	Citizenship

Joel L. Reed	Lead Principal, RA Capital Group	USA

J.C. “Mac” McFarland	Consultant, McFarland Advisors, Inc.	USA

Mark A. Snell	Chief Financial Officer, Sempra Energy	USA

Donna L. Lucas	Principal, Lucas Public Affairs	USA

Dr. M.W. Scoggins	President, Colorado School of Mines	USA

Richard Walker	Executive Vice President and Managing Director of Houston office, DHR International	USA